Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: New Chairman

and New Director for Board

TAIPEI, Taiwan, November 9, 2012 – GigaMedia Limited (NASDAQ: GIGM) announced today its board of directors has appointed Mo-Na Chien as its new chairman.

Mr. Chien has led several top investment, finance, and technology firms and been a member of GigaMedia’s board for nearly two years. His appointment as chairman is effective immediately.

Mr. Chien replaces Michael Ding, who resigned his position as chairman citing increased commitments with other business interests, including his current role as chairman and chief executive officer of Waterland Securities Co, Ltd.

“GigaMedia’s turnaround is on track with leaner operations and new growth strategies now beginning to deliver improved financial results,” stated Michael Ding. “It is the right time for a leadership transition and I have absolute confidence in Mo-Na’s ability to lead GigaMedia forward.”

“I am honored to be appointed and appreciate the confidence of Michael and the board,” stated GigaMedia Chairman Mo-Na Chien. “We have made steady progress building a new business and improving our financial performance; to deliver increased results and enhanced shareholder value we will continue to adapt our business model to take advantage of new opportunities and changing dynamics in global marketplaces.”

Board Changes Announced

The company also announced the appointment of Collin Hwang to the company’s board.

“Collin Hwang has extensive executive/director experience in strategic planning and business development with major international technology and investment companies,” stated GigaMedia Chairman Mo-Na Chien. “His keen business insight and strong leadership will help revitalize the board and serve as a valuable future resource as we grow.”

Mr. Hwang currently serves as chairman and CEO of Datadot Technology Asia & Taiwan, a joint venture in Shanghai and Taipei with Australian-listed Datadot Technology Limited, a world-leading provider of identification technologies. He is also chairman of Taipei-based Cita Investment and Technology Development Co. Ltd., which invests in real estate, equities and business ventures across Asia, and chairman and CEO of Cita Aircargo Service Co. Ltd. in Taipei, one of the largest perishables logistics providers in SE Asia, where he began his career in 2000. Mr. Hwang holds a Master of Transport Management degree from the University of Sydney and a Bachelor of Construction Management degree from the University of New South Wales, Australia.

Current board member Casey Tung will assume the role of chairman of the audit committee, replacing Mr. Ding.

Following the changes announced today, GigaMedia’s board is comprised of nine members with more than a majority as independent directors.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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